SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐     No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ).

Household International, Inc. and HSBC USA, Inc.

Supplement to the Forms 10Q for the quarterly period ended September 30, 2004

November 2004

Forward Looking Statements

This presentation, including the accompanying slides and subsequent discussion, contains certain forward-looking information with respect to the financial condition, results of operations and business of HSBC Holdings plc, Household International, Inc. HSBC USA Inc. and HSBC North America Holdings Inc. This information represents expectations or beliefs concerning future events and is subject to unknown risks and uncertainties. This information speaks only as of the date on which it is provided. Additional detailed information concerning important factors that could cause actual results to differ materially is available in the HSBC Holdings plc Annual Report, Household International, Inc. Annual Report on Form 10-K, and HSBC USA Inc. Annual Report on Form 10-K for the year ended December 31, 2003. Please further be advised that Regulation FD prohibits Household and HSBC representatives from answering certain, specific questions during the Q&A session.

Household: UK GAAP Quarterly results (1)

(USD millions) Q203 Q303 Q403 Q104 Q204 Q304

Net Interest Income 2,790 2,843 2,672 2,746 2,862 2,816

Other operating income 612 581 685 842 705 709

Operating income 3,402 3,424 3,357 3,588 3,567 3,525

Operating expenses 1,213 1,128 1,063 1,174 1,229 1,251

Operating profit before provisions 2,189 2,296 2,294 2,414 2,338 2,274

New charges 1,682 1,678 1,620 1,413 1,524 1,537

Releases/Recoveries -143 -105 -157 -120 -231 -141

Provisions 1,539 1,573 1,463 1,293 1,293 1,396

Other 2 1 3 1 0 13

Profit before tax 652 724 834 1,122 1,045 891

Tax 133 148 182 305 297 240

Net income before goodwill 519 576 652 817 748 651

Goodwill 115 113 153 136 127 130

Net income 404 463 499 681 621 521

(1) Includes mortgages transferred to HSBC Bank USA, N.A., and adjustment for intercompany gains and losses on mortgage transfers

Household profitability trends, UK GAAP(1)

As a % of Average Receivables

14.0% 12.0% 10.0% 8.0% 6.0% 4.0% 2.0% 0.0%

Q2 03 Q3 03 Q4 03 Q1 04 Q2 04 Q3 04

(2)

Revenue Costs Bad debt provisions Pretax Profit(2)

(1) Includes mortgages transferred to HSBC Bank USA, N.A., and adjustment for intercompany gains and losses on mortgage/credit card transfers

(2) Excluding goodwill amortisation

Household credit quality trends*(1)

9.0% 8.0% 7.0% 6.0% 5.0% 4.0% 3.0% 2.0% 1.0% 0.0%

Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3

00 00 00 00 01 01 01 01 02 02 02 02 03 03 03 03 (1) 04(1) 04(1) 04 (1)

Charge-off Rate Risk-Adjusted Revenue** Delinquency Rate

* On US GAAP, managed basis

** Net interest income plus other revenues less securitisation income less net charge-offs as a % of AIEA, annualised

(1) Starting in Q4 03, Household is defined as Household International plus U.S. residential mortgages acquired by HSBC Bank U.S.A. from Household and its correspondents.

Household: Receivables UK GAAP*

28 Mar 30 Jun 31 Dec 30 Jun 30 Sep

2003 2003 2003 2004 2004

Gross loans and advances to customers

Residential mortgages 39,293 41,635 46,057 52,600 55,257

Motor vehicle finance 7,500 7,945 8,868 9,375 9,903

Mastercard/Visa credit labels 18,827 19,222 21,207 20,171 20,520

Private label cards 12,714 14,038 15,413 14,500 14,931

Other unsecured personal lending 29,886 29,519 30,130 30,417 31,074

Corporate & commercial lending 157 132 101 66 57

Total 108,377 112,491 121,776 127,129 131,742

* Includes mortgages transferred to HSBC Bank USA, N.A.

Household International & HSBC USA

2004 Quarterly Reported Net Income - UK GAAP Reconciliation

Q104 Q204 Q304

Household HSBC Total Household HSBC Total Household HSBC Total

USA USA USA

Net income - US GAAP 481 319 799 395 331 726 322 339 661

GAAP Adjustments 333 31 366 308 -27 281 299 -15 284

Attributable profits, excluding goodwill

amortisation, UK GAAP 814 350 1165 703 304 1,007 621 324 945

Goodwill amortisation -136 -36 -172 -127 -35 -162 -130 -34 -164

Attributable profit - UK GAAP 678 314 993 576 269 845 491 290 781

Elimination of intra-Group profits -18 4 -99

Profitable attributable to HSBC - UK GAAP 975 849 682

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:	/s/ P A Stafford
Name:	P A Stafford
Title:	Assistant Group Secretary
Date:	November 15, 2004